AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

26 December 2002

03003018

03 JAN 13 8:25

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 December 2002, Re: Proposal disposal of all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL Holdings Limited ("CIL") to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of Amsteel in settlement of debts owing by CIL; and the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/14

Form Version 2.0

General Announcement

Reference No AA-021224-59991

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of:

1) all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL Holdings Limited ("CIL") to Ambang Jaya Sdn Bhd ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore"), both wholly-owned subsidiaries of Amsteel (collectively "the Amsteel Group") in settlement of debts owing by CIL; and

2) the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina") ("eCyberChina Shares")

(collectively referred to as "the Proposed Disposals")

* **Contents :-**

1. Introduction

The Board of Directors wishes to announce that the Company had on 20 December 2002 entered into the respective agreement with:

(i) ICEA Capital Limited ("ICEA Capital", a licensed securities dealer in Hong Kong), to dispose of all the new CIL Shares of approximately 1,512,356,160 new CIL Shares, expected to be received by the Amsteel Group pursuant to a scheme of arrangement proposed by CIL with its creditors ("CIL Scheme") in settlement of debts owing by CIL to the Amsteel Group for a total cash consideration of HK$11 million (approximately RM5,333,900)("Proposed Disposal of CIL Shares").

(ii) Mr. Zhu Feng Chang, to dispose of the Amsteel Group's 241,615,000 eCyberChina Shares for a total cash consideration of HK$17 million (approximately RM8,243,300)("Proposed Disposal of eCyberChina Shares").

For illustration purposes, the exchange rate of HK$1.00=RM0.4849 is assumed.

AMSTEEL CORPORATION BERHAD (20667-M)

2. **Details of the Proposed Debts Settlement by CIL**

On 3 December 1998, Amsteel announced that Ambang Jaya and Angkasa Singapore had entered into a share sale and purchase agreement on 23 November 1998 with Lucky Choice Assets Limited ("Lucky Choice"), a wholly-owned subsidiary of CIL, for the disposal of the Amsteel Group's 73.06% equity interest comprising 153,508,700 ordinary shares of HK$1.00 each in eCyberChina ("Subject Shares")(then known as Lion Asia Limited) for HK$358.4 million to Lucky Choice ("the Principal Agreement").

On 26 April 1999 in relation to the Principal Agreement, Amsteel had announced that Ambang Jaya and Angkasa Singapore had completed the disposal of the first tranche of the Subject Shares amounting to 105,185,700 eCyberChina shares of HK$1.00 each (representing 50.06% equity interest) for a consideration of HK$245.6 million.

On 24 February 2000, Amsteel announced that the parties executed a supplemental agreement on 23 February 2000 for the disposal of the balance of the Subject Shares (representing a 23% equity interest and comprising 48,323,000 eCyberChina shares of HK$1.00 each) ("Remaining Shares"), in 3 tranches; sale of the last tranche to be completed on or before 22 August 2001, for a total balance consideration of HK$112.8 million.

The balance 23% equity interest comprising the Remaining Shares were subsequently diluted to a 12.95% equity interest comprising 241,615,000 eCyberChina shares of HK$0.20 each following the implementation of a share split and various other corporate transactions by eCyberChina.

Lucky Choice had failed to complete the purchase of any part of the Remaining Shares and was therefore in breach of the Principal Agreement and subsequent supplemental agreements thereto (collectively, the "Lucky Choice Agreements").

As a result, the Amsteel Group had given notice to Lucky Choice for the termination of the Lucky Choice Agreements and reserve all rights to claim damages from CIL and Lucky Choice.

CIL had proposed to enter into a scheme of arrangement with its creditors whereby under the CIL Scheme, the claim of HK$75,617,808 was admitted by CIL's adjudicators as the claim by the Amsteel Group against CIL. As such, pursuant to the CIL Scheme, the Amsteel Group will be entitled to receive 1,512,356,160 new CIL Shares of par value HK$0.01 each at an issue price of HK$0.05 each as settlement for the claim. The issuance of the CIL Shares is expected to be in February 2003.

3. **Details of the Proposed Disposals**

3.1 **Proposed Disposal of CIL Shares**

The Amsteel Group had on 20 December 2002 entered into a conditional sale and purchase agreement with ICEA Capital for the proposed disposal of all the new CIL Shares which the Amsteel Group is entitled to receive pursuant to the CIL Scheme of approximately 1,512,356,160 new CIL Shares for a total cash consideration of HK$11 million. The total cash consideration of HK$11 million shall be payable on the third business day following the date on which the last of the conditions precedent (as set out in section 6.1 below) is satisfied.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

24 DEC 2002

3.2 Proposed Disposal of eCyberChina Shares

The Amsteel Group had on 20 December 2002 entered into a conditional sale and purchase agreement with Mr. Zhu Feng Chang for the proposed disposal of 241,615,000 eCyberChina Shares for a total cash consideration of HK$17 million.

The Proposed Disposal of eCyberChina Shares shall be disposed of in 3 blocks as follows:

- Block 1 - 81,150,000 eCyberChina Shares for a cash consideration of HK$5,709,704 which are currently free from encumbrances.
- Block 2 - 123,965,000 eCyberChina Shares for a cash consideration of HK$8,722,161 which are currently charged to a bank.
- Block 3 - 36,500,000 eCyberChina Shares for a cash consideration of HK$2,568,135 which are currently charged to another bank.

The total cash consideration of HK$17 million is payable by 10 March 2003 or within three business days after the date on which the last of the respective conditions precedent (as set out in section 6.2 below) is satisfied, whichever is the later. The completion of the blocks is not inter-conditional to each other.

The obligation of Mr. Zhu Feng Chang to complete the Proposed Disposal of eCyberChina Shares will be secured by a charge on a total of 2,350,000,000 new CIL Shares pursuant to a Share Charge Deed entered into with Mr. Ke Jun Xiang and Trade Honour Limited on 20 December 2002. The charged CIL Shares shall be deposited with an escrow agent pursuant to an Escrow Agreement executed between the Amsteel Group, Mr. Ke Jun Xiang and Trade Honour Limited on 20 December 2002 and shall be released to the Amsteel Group as security in two tranches as follows:

(i) 1,600,000,000 CIL Shares, upon the completion of the Proposed Disposal of CIL Shares; and

(ii) the balance 750,000,000 CIL Shares, upon the conversion of CIL's HK$25,000,000 convertible bonds ("Convertible Bonds") into 2,500,000,000 new CIL Shares. The bondholder (Mr. Shu Sin Shun) had on 20 December 2002 executed an irrevocable undertaking to the Amsteel Group and an irrevocable notice to CIL to convert the entire Convertible Bonds into 2,500,000,000 new CIL Shares upon issuance of the Convertible Bonds by CIL to Mr. Shu Sin Shun.

In addition, Mr. Ke Jun Xiang had on 20 December 2002 entered into Guarantee Agreements for the due performance of the obligations of the respective purchasers for the Proposed Disposals.

4. Rationale for the Proposed Disposals

The Proposed Disposals will enable the Amsteel Group to realise approximately 1,512,356,160 new CIL Shares and 241,615,000 eCyberChina Shares into cash which in total will generate a cash inflow of HK$28 million (approximately RM13,577,200) to the Amsteel Group to reduce the Amsteel Group's borrowings.

AMSTEEL CORPORATION BERHAD (20667-M)

5. Financial Effects

Secretary

24 DEC 2002

i) **Share Capital**

There will be no effect on the issued and paid-up capital of Amsteel as the Proposed Disposals does not involve the issuance of Amsteel shares.

ii) **Earnings**

The Proposed Disposals will result in an estimated loss of approximately RM41.00 million to the Amsteel Corporation Berhad Group.

However, as the aforesaid loss on disposal had been provided for in the financial year ended 30 June 2002, there will be no material impact on the earnings of the Amsteel Corporation Berhad Group for the financial year ending 30 June 2003.

iii) **Net Tangible Assets ("NTA")**

On a proforma basis, the Proposed Disposals is not expected to have a material impact on the NTA per share of Amsteel based on the audited consolidated balance sheet as at 30 June 2002.

6. **Conditions**

6.1 The Proposed Disposal of CIL Shares is conditional upon:

(i) the CIL Scheme becoming effective,
(ii) the receipt of the new CIL Shares pursuant to the CIL Scheme (approximately 1,512,356,160 new CIL Shares) by the Amsteel Group, and
(iii) all approvals required under any and all applicable laws, consents and/or clearances required by the Amsteel Group, namely the Securities Commission.

6.2 The Proposed Disposal of eCyberChina Shares is subject to:

Block 1:

(i) the CIL Scheme becoming effective, and
(ii) all approvals required under any and all applicable laws, consents and/or clearances required by the Amsteel Group, namely the Securities Commission.

Block 2:

(i) the CIL Scheme becoming effective,
(ii) all approvals required under any and all applicable laws, consents and/or clearances required by the Amsteel Group, namely the Securities Commission, and
(iii) consent from the relevant bank for the Amsteel Group to perform its obligations pursuant to the agreement for the Proposed Disposal of the eCyberChina Shares.

Block 3:

(i) the CIL Scheme becoming effective,
(ii) all approvals required under any and all applicable laws, consents and/or

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

clearances required by the Amsteel Group, namely the Securities Commission, and

(iii) consent from the relevant bank for the Amsteel Group to perform its obligations pursuant to the agreement for the Proposed Disposal of the eCyberChina Shares.

7. Application to The Relevant Authorities

Application to the relevant authorities for the Proposed Disposals shall be made within two (2) months from the date of this announcement.

8. Estimated Time Frame for Completion

Barring any unforeseen circumstances, and subject to the implementation of the CIL Scheme, the Proposed Disposals is expected to be completed by 31 March 2003..

9. Directors' Interest

None of the Directors of Amsteel has any interest, direct or indirect, in the Proposed Disposals.

10. Directors' Opinion on the Proposed Disposals

The Directors are of the opinion that the Proposed Disposals is in the best interest of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

24 DEC 2002